

July 30, 2014

Via E-mail
Mr. Pawel Piesiecki
President
Live Fit Corp.
Lyoner Strasse 14, Frankfurt
Germany 60528

> **Re: Live Fit Corp**
> **Registration Statement on Form S-1**
> **Filed July 8, 2014**
> **File No. 333-197291**

Dear Mr. Piesiecki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 18

1.   We note your Use of Proceeds Table has rows for "Gross Proceeds from this Offering" and "Net Proceeds from this Offering." Please revise your table to include a row of your Offering Expenses to clarify the reason for the difference.

2.   We note your disclosure that you plan to spend up to $7,500 on website development. However, we note the service level agreement you filed as Exhibit 10 shows the total cost of development and two months of support and maintenance to be $2,200. Please clarify why there is such a significant difference in your anticipated cost and the bid price.

Beneficial Ownership Table, page 48

3.   Please revise your beneficial ownership table to include the address of your beneficial owner as required by Item 403 of Regulation S-K.

4.   We note your disclosure that your "officer and director will continue to own the majority of our common stock after the offering, regardless of the number of shares sold." Please reconcile this statement with your beneficial ownership table which indicates that Mr. Piesiecki will only own less than half the shares if 75% or 100% of the shares offered are sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director